August 15, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel L. Gordon

Re:	Diamond Resorts International, Inc.

Item 4.02 Form 8-K

Filed on August 8, 2016

File No. 001-35967

Dear Mr. Gordon:

On behalf of our client, Diamond Resorts International, Inc. (the “Company”), set forth below are responses to the Staff’s letter of comment issued on August 8, 2016 (the “Letter”) relating to the above-referenced Form 8-K filed on August 8, 2016 (the “Form 8-K”). For convenience of reference, the comments from the Letter are repeated below.

We have the following responses to the Staff’s comments:

1.	Please amend your filing to clearly disclose the date you were advised or notified by your independent accountant that disclosure should be made or action should be taken to prevent future reliance on your previously issued financial statements as required by Item 4.02(b)(1) of Form 8-K.

Response:

The Company respectfully advises the Staff that, for the reasons discussed below, the Company believes that it appropriately complied with the requirements of Item 4.02 of Form 8-K when it filed the Form 8-K with the Securities and Exchange Commission (the “Commission”) and should not be required to amend the Form 8-K to make disclosure pursuant to Item 4.02(b)(1) of Form 8-K as requested by the Staff.

On Friday, July 29, 2016, the Company publicly announced that, on the following Monday, August 1, it would publicly issue its financial results for the second quarter ended June 30, 2016. The Company then had every expectation that it would issue such results as so scheduled (without the need for any change in prior financial information). Subsequent to the Company’s making of such public announcement, the Company’s independent registered public accountants indicated to the Company that the Company may not have correctly applied the relative sales value inventory valuation model in the preparation of its consolidated financial statements for 2014 and subsequent periods. The Company endeavored to further review this matter, but no conclusion was reached at that time by management or the Audit Committee of

AUSTIN      CENTURY CITY      CHARLOTTE      CHICAGO      HOUSTON      IRVING      LOS ANGELES

NEW YORK      ORANGE COUNTY      SAN FRANCISCO BAY AREA      SHANGHAI      WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

August 15, 2016

the Company’s Board of Directors (the “Audit Committee”), which had met to discuss these matters. At that point, the Company specifically considered whether disclosure pursuant to Item 4.02 of Form 8-K had been implicated, but the Company determined that such disclosure was not then required. Specifically, the Company determined that disclosure was not required under Item 4.02(b) of Form 8-K because the Company had not been advised or otherwise given notice that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements. The Company did, however, determine to make public disclosure as to the Company’s postponement of its second quarter 2016 earnings release and the reason for such postponement relating to this matter, as well as provide information as to the general impact of any potential restatement (without concluding at that time that any restatement was necessary). The Company filed a press release, making such public disclosure, prior to the opening of trading on the New York Stock Exchange on Monday, August 1, and later that day filed a Form 8-K furnishing the information under Items 2.02 and 7.01 of Form 8-K. In the release, the Company indicated it would file amendments to previously filed periodic reports with restated financial information “if a change in relative sales value methodology is determined to have occurred which results in a material adjustment.”

Promptly after the Company’s announcement that it may be required to restate certain of its historical financial information, I called Eric McPhee of the Staff (referenced in the prior Staff comment letters to the Company) to discuss various matters relating to the Company’s announcement and a possible restatement. During this telephone conversation, I conveyed to Mr. McPhee the Company’s determination that disclosure was not required under Item 4.02(b) of Form 8-K, and Mr. McPhee did not express disagreement with this position. Throughout the week of the announcement, while cognizant of the disclosure requirements of both Item 4.02(a) and (b) of Form 8-K, the Company continued its review of the matter. On August 4, the Company filed a Form 8-K, disclosing, under Item 7.01 of Form 8-K, that the Company continued to review the accounting matter and expressing its expectations as to the timing of filing any amended periodic reports, to the extent required. The Company’s disclosure in this Form 8-K, similar to the disclosure included in the Company’s press release and Form 8-K filed earlier that week on August 1, was consistent with the Company’s position that disclosure required by Item 4.02 of Form 8-K had not been implicated.

As disclosed in the Form 8-K, at a meeting of the Audit Committee held on August 7, the Audit Committee affirmatively concluded that investors should no longer rely upon the Company’s previously filed consolidated financial statements and other financial information for specified years and interim periods and the Company should restate certain financial statements and other financial information to reflect its correction in the application of the relative sales value model in accounting for Vacation Interests cost of sales. As a result of the Audit Committee then reaching this conclusion at the meeting, the Company was then-required to file, and did file prior to the opening of trading on the New York Stock Exchange on August 8, the Form 8-K pursuant to Item 4.02(a) of Form 8-K (as well as an amended Form 10-K and amended Forms 10-Q containing restated financial information). In light of the foregoing, the Company could not have reasonably concluded that it was (and does not believe that it is) required to file the Form 8-K under Item 4.02(b) of Form 8-K.

2.	Please file a copy of the independent accountant letter in an amended Form 8-K no later than two business days after you receive such letter.

August 15, 2016

Response:

As discussed in the Company’s response above, the Company is of the view that it was not advised by, and did not otherwise receive notice from, its independent registered public accountants that would require disclosure under Item 4.02(b) of Form 8-K, and, as a result, it was not required to file the Form 8-K pursuant to Item 4.02(b) of Form 8-K. It therefore follows that the Company should not be required to obtain, or file as an exhibit to the Form 8-K, a letter from its independent registered public accountants as contemplated by Item 4.02(c)(2) of Form 8-K.

The responses above have been reviewed with the Audit Committee.

In responding to the Staff’s comments contained in the Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Form 8-K or the above responses, please contact the undersigned at 312-902-5493 or mark.wood@kattenlaw.com. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood
Mark D. Wood

cc:	C. Alan Bentley, Executive Vice President and Chief Financial Officer

Lisa M. Gann, Senior Vice President – Chief Accounting Officer

Jared T. Finkelstein, Senior Vice President and General Counsel

Kevin Karo, BDO USA, LLP

Isaac Esquivel, Securities and Exchange Commission